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                                                    SEC FILE NUMBER
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K
             [X] Form 10-Q    [  ] Form N-SAR

                     For Period Ended: March 31, 2002
                     [   ]  Transition Report on Form 10-K
                     [   ]  Transition Report on Form 20-F
                     [   ]  Transition Report on Form 11-K
                     [   ]  Transition Report on Form 10-Q
                     [   ]  Transition Report on Form N-SAR
                     For the Transition Period Ended: _________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

O2WIRELESS SOLUTIONS, INC.
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Former Name if Applicable

N/A
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Address of Principle Executive Office (Street and Number)

440 INTERSTATE NORTH PARKWAY
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City, State and Zip Code

ATLANTA, GA 30339
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Part II -- RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
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PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MANAGEMENT OF THE COMPANY HAS NOT COMPLETED THE FINAL REVIEW AND APPROVAL OF THE DISCLOSURES AND FINANCIAL STATEMENTS CONTAINED IN THE QUARTERLY REPORT ON FORM 10-Q, BUT THE COMPANY INTENDS TO FILE THE REPORT WITHIN THE EXTENSION PERIOD.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         RONALD D. WEBSTER                (770)                   763-5620
------------------------------------   -------------         -------------------
              (Name)                    (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
is no, identify report(s).                                     Yes [X]  No [ ]

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                                       Yes [X]  No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DUE TO THE CURRENT DEPRESSED MARKET PRICE FOR THE COMPANY'S SHARES, THE COMPANY EXPECTS THAT IT WILL BE REQUIRED TO WRITE OFF ITS GOODWILL (TOTALING APPROXIMATELY $28.8 MILLION) AS OF MARCH 31, 2002, IN ACCORDANCE WITH SFAS 142. EXCLUDING THE WRITE-OFF OF GOODWILL, THE COMPANY EXPECTS TO REPORT A NET LOSS OF $(3,198,000) FOR THE FIRST QUARTER OF 2002 AS COMPARED TO A NET LOSS OF $(7,435,000) FOR THE SAME PERIOD OF 2001.

AT MARCH 31, 2002 THE COMPANY WAS IN BREACH OF COVENANTS ESTABLISHED UNDER ITS CREDIT FACILITY WITH WACHOVIA BANK N.A. WACHOVIA HAS AGREED TO PROVIDE A WAIVER TO THE COMPANY.

                                 See Part III.

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

                           O2WIRELESS SOLUTIONS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



 Date  May 16, 2002               By  /s/ Ronald D. Webster
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                                      RONALD D. WEBSTER
                                      EXECUTIVE VICE PRESIDENT FINANCE AND
                                      ADMINISTRATION AND CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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